Exhibit 99.1

For Immediate Release

January 29, 2007

DRAXIS to Report Fourth Quarter & Year End 2006 Results on February 8th

MISSISSAUGA, Ontario – January 29, 2007 – DRAXIS Health Inc. (TSX: DAX) (Nasdaq: DRAX) will report financial and operating results for its Fourth Quarter and Year End 2006 on Thursday February 8, 2007.  Senior management will host a conference call and live audio webcast at 10:00 a.m. ET to discuss the results and recent activities.

Details of the conference call and webcast are as follows:

Date / time	Thursday February 8, 2007 at 10:00 a.m. (ET)
Dial-in number and access code	1 (800) 565-5442 ACCESS CODE 1384644
Audio webcast	Access the live call on the DRAXIS web site at www.draxis.com The call will be archived on the web site for 30 days.
Audio Player	You will require the Windows Media Player, downloadable free from http://www.microsoft.com/windows/windowsmedia/download/default.asp
Playback	An audio playback of the call will be available until midnight February 15, 2007. To listen, dial 1 (888) 203-1112 and refer to access code 1384644.

About DRAXIS Health Inc.

DRAXIS Health, through its wholly owned operating subsidiary, DRAXIS Specialty Pharmaceuticals Inc., provides products in three categories: sterile products, non-sterile products and radiopharmaceuticals. Sterile products include liquid and freeze-dried (lyophilized) injectables plus sterile ointments and creams. Non-sterile products are produced as solid oral and semi-solid dosage forms. Radiopharmaceuticals are used for both therapeutic and diagnostic molecular imaging applications. Pharmaceutical contract manufacturing services are provided through the DRAXIS Pharma division.  Radiopharmaceuticals are developed, produced, and sold through the DRAXIMAGE division. DRAXIS Specialty Pharmaceuticals Inc. employs approximately 500 staff in its Montreal facility.

For additional information please visit www.draxis.com.

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors which could cause the Company’s results or performance to differ materially from a conclusion, forecast or projection in the forward-looking statements include, but are not limited to: the achievement of desired clinical trial results related to the Company’s pipeline products; timely regulatory approval of the Company’s products; the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products; the Company’s ability to obtain and enforce effective patents; the non-infringement of third party patents or proprietary rights by the Company and its products; factors beyond our control which could cause interruptions in our operations in our single manufacturing facility (including, without limitation, material equipment breakdowns); reimbursement policies related to health care; the establishment and maintenance of strategic collaborative and commercial relationships; the Company’s dependence on a small number of key customers; the disclosure of confidential information by our collaborators, employees or consultants; the preservation of healthy working relationships with the Company’s union and employees; the Company’s ability to grow the business; the fluctuation of our financial results and exchange and interest rate fluctuations; the adaptation to changing technologies; the loss of key personnel; the avoidance of product liability claims; the loss incurred if current lawsuits against us succeed; the volatility of the price of our common shares; and market acceptance of the Company’s products. For additional information with respect to certain of these and other factors and relating to the Company generally, reference should be made to the Company’s most recent Form 20-F filed with the United States Securities and Exchange Commission (available on EDGAR at www.sec.gov) and with Canadian securities regulators (available on SEDAR at www.sedar.com).  Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For Further Information Please Contact:

Investor Relations: Jerry Ormiston ext. 246 Phone: (905) 677-5500 Toll-Free 1-(877) 441-1984